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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

                SBS Broadcasting S.A.
(Translation or registrant's name into English)

                        8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes ☐        No ☒

        This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

FOR IMMEDIATE RELEASE

SBS ACQUIRES DUTCH MEDIA ASSETS FROM VERONICA

SBS to Relaunch its Dutch Television Channel V8 as Veronica, a Leading Media Brand in The Netherlands

        LUXEMBOURG, September 2, 2003—SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) has announced that its Dutch subsidiary SBS Broadcasting B.V. has acquired certain media assets from Veronica Holding B.V. in The Netherlands. Under the transaction, SBS Broadcasting B.V. has obtained the right to use the "Veronica" brand for television and related uses and will relaunch and rebrand its Dutch television channel V8 as Veronica in mid-September 2003. In addition, SBS Broadcasting B.V. has acquired the company that publishes the weekly television and radio guide Veronica Magazine. In 2002, Veronica Magazine produced revenue of over €60 million and had operating income of approximately €11 million. Veronica Magazine is the largest weekly publication in The Netherlands with a circulation of approximately 1.1 million. As a result of this transaction, Veronica Holding B.V. was issued a 10% equity interest in SBS's Dutch subsidiary SBS Broadcasting B.V.

        Commenting on the announcement, Markus Tellenbach, SBS's Chief Executive Officer, said, "This historic transaction forms a powerful commercial media platform with numerous cross promotional opportunities. With the relaunch of V8 under the legendary Veronica brand, we are well positioned to drive viewing and advertising shares. We are pleased to welcome Veronica, one of the most popular names in Dutch media, to the SBS Group and look forward to the launch of Veronica television later this month."

        In addition to V8, SBS Broadcasting B.V. also operates channels SBS6 and Net5 in The Netherlands. SBS now holds a 63% equity interest in SBS Broadcasting B.V., with the remaining 27% equity interest held by N.V. Holding Maatschappij De Telegraaf N.V.

        Veronica has a long and storied history in modern Dutch media. Veronica originated as a pirate radio station in the early 1960's, broadcasting from a ship off the Dutch coast for over a decade. In the mid-1970's, Veronica formed a nonprofit society and broadcast Veronica television and radio stations within the Dutch public broadcasting system and launched Veronica Magazine, which grew to over one million subscribers. From 1995-1999, Veronica television and radio stations were operated as part of the Holland Media Group. Until recently, Veronica independently operated a television and radio station under the brand Veronica.

        SBS Broadcasting S.A. is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently broadcasts include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

# # # # #

        For further information, please contact:

Investors: Nick Laudico/Michael Smargiassi Brainerd Communicators Tel: +1 212 986 6667	Press: Jeff Pryor Pryor Associates 818-382-2233

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2003
SBS BROADCASTING S.A.
	By:	/s/ MARKUS TELLENBACH
	Name:	Markus Tellenbach
	Title:	Chief Executive Officer

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SBS ACQUIRES DUTCH MEDIA ASSETS FROM VERONICA
SIGNATURES